FEDERATED HERMES GOVERNMENT INCOME TRUST

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

January 10, 2024

Emily Rowland

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-4720

RE:	FEDERATED HERMES GOVERNMENT INCOME TRUST (the “Registrant”) Federated Hermes Government Income Fund (the “Fund” or the “Surviving Fund”) 1933 Act No. 333-275617 1940 Act No. 811-03352

Dear Ms. Rowland:

The Registrant is filing this correspondence to respond to further comments of the Staff of the Securities and Exchange Commission (“Staff”), provided on January 10, 2024, regarding its Preliminary Registration Statement on Form N-14 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on November 17, 2023.

COMMENT 1. Agreement and Plan of Reorganization

The Staff requests that the condition of trustee approval for the removal of the Rule 12b-1 fee should be added as a non-waivable condition to the merger agreement.

RESPONSE:

The Registrant will amend the Form of Agreement and Plan of Reorganization included as Annex A to the Registration Statement by adding the below disclosure as a new paragraph under Article VIII Further Conditions Precedent to Obligations of the Surviving Fund and Reorganizing Fund.

“8.5 Prior to the Closing, the Board of the Surviving Fund Registrant shall have approved an amendment to the Rule 12b-1 Plan of the Surviving Fund to remove any Rule 12b-1 fee from the Service Shares of the Surviving Fund. Notwithstanding anything herein to the contrary, neither the Surviving Fund nor the Reorganizing Fund may waive the conditions set forth in this paragraph 8.5.”

Questions on this letter or requests for additional information may be directed to me at Allison.Miller@FederatedHermes.com.

Very truly yours,

/s/ M. Allison Miller
M. Allison Miller
Senior Paralegal
Federated Hermes, Inc.